As filed with the Securities and Exchange Commission on April 8, 2026

1933 Act File No. 333-288593

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. 1

CALVERT MANAGEMENT SERIES

(Exact Name of Registrant as Specified in Charter)

2050 M Street NW, Washington, DC 20036

(Address of Principal Executive Offices)

(202) 238-2200

(Registrant’s Telephone Number)

DEIDRE E. WALSH

One Post Office Square, Boston, Massachusetts 02109

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1993, as amended.

An indefinite amount of the Registrant’s securities have been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is paid at this time.

This Post-Effective Amendment No. 1 (“Amendment”) to the Registrant’s Registration Statement on Form N-14 (File No. 333-288593) (the “Registration Statement”) relates solely to the Calvert Small/Mid-Cap Fund series of the Registrant. Information contained in the Registration Statement relating to any other series of the Registrant is neither amended nor superseded hereby.

EXPLANATORY NOTE

The purpose of this Amendment is to file, as an exhibit to the Registration Statement, the opinion of Ropes & Gray LLP supporting the tax matters and consequences to shareholders of the reorganization of Calvert Mid-Cap Fund, a series of Calvert World Values Fund, Inc., with and into Calvert Small/Mid-Cap Fund, a series of the Registrant, as required by Item 16(12) of Form N-14. Accordingly, this Amendment consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Information Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, to Registrant’s Form N-14 on July 9, 2025 (File No. 333-288593) and subsequently filed in definitive form pursuant to Rule 497 on August 8, 2025 (SEC Accession No. 0001193125-25-177074). This Amendment does not modify any other part of the Registration Statement. There have been no changes to the Information Statement/Prospectus or Statement of Additional Information as filed by the Registrant pursuant to Rule 497 on August 8, 2025.

PART C - OTHER INFORMATION

Item 15.    Indemnification

Article XI, Section 4 of the Registrant’s Declaration of Trust provides that the Registrant, out of the Registrant’s assets, shall indemnify every person who is or has been a Trustee, officer, employee or agent of the Registrant and every person who serves at the Registrant’s request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Registrant to the fullest extent permitted by law against all liabilities and against all expenses reasonably incurred or paid by him in connection with any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind in which he becomes involved as a party or otherwise or is threatened by virtue of his being or having been a Trustee, officer, employee or agent of the Registrant or of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant against amounts paid or incurred by him in the compromise or settlement thereof.

No indemnification shall be provided to any person hereunder against any liabilities to the Registrant or its shareholders adjudicated to have been incurred by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such person’s office.

Article V, Section 1(t) of the Registrant’s Declaration of Trust, and Article IX, Section 3 of the Registrant’s By-Laws, provide that the Registrant’s Trustees are permitted to purchase insurance of any kind, including, without limitation, insurance on behalf of any person who is or was a Trustee, officer, employee or agent of the Trust, or is or was serving at the request of the Trust as a trustee, director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such.

In addition, indemnification against certain liabilities of the Registrant’s trustees and officers and/or the Registrant’s administrator, principal underwriter, transfer agent, custodian and other service providers are provided in: (1) Section 5 of the Administrative Services Agreement between the Registrant and Calvert Research and Management; (2) Section 4 of the Master Distribution Agreement between the Registrant and Eaton Vance Distributors, Inc.; (3) Section 14 of the Master Custodian Agreement between the Registrant and State Street Bank and Trust Company; (4) Section 12 of the Securities Lending Authorization Agreement between the Registrant and State Street Bank and Trust Company; and (5) Section 8 of the Administration Agreement between the Registrant and State Street Bank and Trust Company. Generally, such indemnification does not apply to any liabilities by reason of willful misfeasance, bad faith or gross negligence and reckless disregard of duties. These Agreements are incorporated herein by reference to Item 16.

Item 16.   Exhibits (with inapplicable items omitted)

(1)	Amended and Restated Declaration of Trust dated September 11, 2018 filed as Exhibit (a) to Post-Effective Amendment No. 105 filed January 28, 2019 (Accession No. 0000940394-19-000112) and incorporated herein by reference.

(2)	Amended and Restated By-Laws of Registrant adopted December 2018 filed as Exhibit (b) to Post-Effective Amendment No. 105 filed January 28, 2019 (Accession No. 0000940394-19-000112) and incorporated herein by reference.

(3)	Not applicable.
(4)

Agreement and Plan of Reorganization – Form of Agreement and Plan of Reorganization by and among Calvert World Values Fund, Inc., on behalf of its series, Calvert Mid-Cap Fund and Calvert Management Series, on behalf of its series, Calvert Small/Mid-Cap Fund, and with respect to Section 10.1 only, Calvert Research and Management, is attached as Appendix A to the Information Statement/Prospectus contained in this Registration Statement.

(5)			Reference is made to Item 16(a) and 16(b) above.

(6)	(a)	(1)	Investment Advisory Agreement between Calvert Management Series (on behalf of its separate identified on Schedule A) and Calvert Research and Management dated March 1, 2021 filed as Exhibit (d) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

		(2)	Amended and Restated Schedule A effective December 11, 2023 to the Investment Advisory Agreement dated March 1, 2021 filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 69 filed January 25, 2024 (Accession No. 0000940394-24-000050) and incorporated herein by reference.

	(b)

Investment Sub-Advisory Agreement between Calvert Research and Management and Morgan Stanley Investment Management Company for Calvert Emerging Markets Focused Growth Fund dated December 21, 2022 filed as Exhibit (d)(2) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No.0000940394-23-000583) and incorporated herein by reference.

	(c)		Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd., for Calvert Global Equity Fund dated September 15, 2023 filed as Exhibit (d)(3) to Post-Effective Amendment No. 129 filed April 28, 2025 (Accession No. 0001076598-25-000031) and incorporated herein by reference.

	(d)		Investment Sub-Advisory Agreement between Calvert Research and Management and Eaton Vance Advisers International Ltd., for Calvert Global Small-Cap Equity Fund dated September 15, 2023 filed as Exhibit (d)(4) to Post-Effective Amendment No. 129 filed April 28, 2025 (Accession No.0001076598-25-000031) and incorporated herein by reference.

(7)	(a)	(1)	Master Distribution Agreement between each registered investment company listed on Schedule A on behalf of each of its series listed on Schedule A, and Eaton Vance Distributors, Inc. effective March 1, 2021 filed as Exhibit (e) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

		(2)

Amended Schedule A dated January 27, 2026 to Master Distribution Agreement effective March 1, 2021 filed as Exhibit (e)(1)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(8)

Form of Deferred Compensation Agreement filed as Exhibit (f) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

(9)	(a)	(1)	Master Custodian Agreement between Calvert Funds and State Street Bank and Trust Company dated December 1, 2000 filed as Exhibit (g) to Post-Effective Amendment No. 65 of Calvert Variable Trust, Inc. (formerly Calvert Variable Products, Inc.) (File Nos. 002-90309, 811-04000) filed January 30, 2009 (Accession No. 0001121624-09-000003) and incorporated herein by reference.

		(2)	Amendment is dated as of June 3, 2020 to Master Custodian Agreement between Calvert Funds and State Street Bank and Trust Company dated December 1, 2000 filed as Exhibit (g)(2) to Post-Effective Amendment No. 122 of The Calvert Fund (File Nos. 002-76510, 811-03416) filed January 27, 2021 (Accession No. 0000940394-21-000100) and incorporated herein by reference.

(10)	(a)	(1)

Master Distribution Plan for Class A Shares, as adopted December 31, 2016 filed as Exhibit (m)(1) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

		(2)

Amended Schedule A dated January 27, 2026 to the Master Distribution Plan for Class A shares adopted December 31, 2016 filed as Exhibit (m)(1)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

	(b)	(1)

Master Distribution Plan for Class C shares filed as Exhibit (m)(3) to Post-Effective Amendment No. 89 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 30, 2017 (Accession No. 0000940394-17-000162) and incorporated herein by reference.

		(2)

Amended Schedule A dated January 27, 2026 to the Master Distribution Plan for Class C shares adopted December 31, 2016 filed as Exhibit (m)(2)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 24, 2025 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

	(c)	(1)

Amended and Restated Multiple Class Plan for Calvert Funds effective January 25, 2019 filed as Exhibit (n) to Post-Effective Amendment No. 95 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 28, 2019 (Accession No. 0000940394-19-000110) and incorporated herein by reference.

		(2)

Amended Schedule A dated January 27, 2026 to the Amended and Restated Multiple Class Plan for Calvert Funds effective January 25, 2019 filed as Exhibit (n)(1)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(11)			Consent of Internal Counsel dated July 9, 2025 filed July 9, 2025 (Accession No. 0001193125-25-157144) and incorporated herein by reference.
(12)			Opinion of Ropes & Gray LLP with respect to tax matters, dated September 15, 2025, filed herewith.
(13)	(a)	(1)

Administrative Services Agreement between Calvert Research and Management and each registered investment company listed on Appendix A on behalf of each of its series listed on Appendix A, effective March 1, 2021 filed as Exhibit (h)(1) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

		(2)

Amended Appendix A dated April 12, 2023 to the Administrative Services Agreement effective March 1, 2021 filed as Exhibit (h)(1)(b) to Post-Effective Amendment No. 124 filed April 12, 2023 (Accession No. 0000940394-23-000583) and incorporated herein by reference.

	(b)	(1)	Transfer Agency and Service Agreement between Calvert Funds listed on Schedule A and DST Asset Manager Solutions, Inc., dated July 1, 2019 filed as Exhibit (h)(2) to Post-Effective Amendment No. 63 of Calvert World Values Fund, Inc. (File Nos. 033-45829, 811-06563) filed September 27, 2019 (Accession No. 0000940394-19-001297) and incorporated herein by reference.

(2)

Amendment No. 1 effective as of October 2, 2024 to the Transfer Agency and Service Agreement dated as of July 1, 2019 filed as Exhibit (h)(2)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(3)

Amendment effective as of December 20, 2024 to the Transfer Agency and Service Agreement dated as of July 1, 2019 filed as Exhibit (h)(2)(b) to Post-Effective Amendment No. 59 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 24, 2025 (Accession No. 0000940394-25-000047) and incorporated herein by reference.

(c)

Sub-Transfer Agency Support Services Agreement between Eaton Vance Management and each open-end investment company listed on Appendix A dated December 1, 2017 filed as Exhibit (h)(3) to Post-Effective Amendment No. 93 of Calvert Social Investment Fund (File Nos. 002-75106, 811-03334) filed January 29, 2018 (Accession No. 0000940394-18-000114) and incorporated herein by reference.

	(d)	(1)

Expense Reimbursement Agreement dated December 31, 2016 as amended March 6, 2019 and March 3, 2021 between Calvert Research and Management and each Trust and/or Corporation (on behalf of certain of their series) listed on Amended Schedule A filed as Exhibit (h)(4)(a) to Post-Effective Amendment No. 114 filed April 28, 2021 (Accession No. 0000940394-21-000778) and incorporated herein by reference.

(2)

Amended Schedule A dated February 1, 2026 to the Expense Reimbursement Agreement dated December 31, 2016 as amended March 6, 2019 and March 3, 2021 filed as Exhibit (h)(4)(b) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(e)

Form of Fund of Funds Investment Agreement dated January 19, 2022 filed as Exhibit (h)(5) to Post-Effective Amendment No. 119 filed April 28, 2022 (Accession No. 0000940394-22-000782) and incorporated herein by reference.

(g)

Expense Reimbursement Agreement for Cash Sweep dated April 26, 2022 between Calvert Research and Management and each Trust and/or Corporation listed on Schedule A filed as Exhibit (h)(6) to Post-Effective Amendment No. 127 of The Calvert Fund (File Nos. 002-76510, 811-03416) filed January 26, 2023 (Accession No. 0000940394-23-000083) and incorporated herein by reference.

(14)			Consents of Independent Registered Public Accounting Firm dated July 9, 2025 filed July 9, 2025 (Accession No. 0001193125-25-157144) and incorporated herein by reference.
(15)			Not applicable.
(16)	(a)

Power of Attorney for Registrant’s Trustees/Directors dated January 1, 2026 filed as Exhibit (q)(1) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(b)

Secretary’s Certificate dated December 2, 2025 filed as Exhibit (q)(2) to Post-Effective Amendment No. 60 of Calvert Responsible Index Series, Inc. (File Nos. 333-34122, 811-09877) filed January 27, 2026 (Accession No. 0001133228-26-000677) and incorporated herein by reference.

(17)		None.

Item 17.    Undertakings

1.	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certified that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, and the Commonwealth of Massachusetts, on April 8, 2026.

CALVERT MANAGEMENT SERIES

By:	Von M. Hughes*
Von M. Hughes, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on April 8, 2026.

Signature	Title

Von M. Hughes*	President and Trustee
Von M. Hughes

James F. Kirchner*	Treasurer (Principal Financial and Accounting Officer)
James F. Kirchner

Signature	Title	Signature	Title

Karen C. Fang*	Trustee	Edward Ramos*	Trustee
Karen C. Fang		Edward Ramos

Miles D. Harper, III*	Trustee	Anthony A. Williams*	Trustee
Miles D. Harper, III		Anthony A. Williams

Kim M. Keenan*	Trustee	Carlton M. Waterhouse *	Trustee
Kim M. Keenan		Carlton M. Waterhouse

*By:	/s/ Deidre E. Walsh
Deidre E. Walsh (As attorney-in-fact)

EXHIBIT INDEX

The following exhibits are filed as part of this Post-Effective Amendment to the Registration Statement pursuant to Rule 483 of Regulation C.

Exhibit No.	Description

(12)	Opinion of Ropes & Gray LLP with respect to tax matters, dated September 15, 2025